FACT II ACQUISITION CORP.

14 Wall Street, 20th Floor

New York, NY 10005

PRECISION AEROSPACE & DEFENSE GROUP, INC.

7500 College Blvd, 5th Floor
Overland Park, KS 66210

August 13, 2026

VIA EDGAR

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	FACT II Acquisition Corp. and Precision Aerospace & Defense Group, Inc. — Application for Withdrawal of Registration Statement on Form S-4 (File No. 333-292541; Co-Registrant File No. 333-292541-01)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), FACT II Acquisition Corp., a Cayman Islands exempted company (the “Company”), and Precision Aerospace & Defense Group, Inc., a Florida corporation (the “Co-Registrant”), hereby respectfully request that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or as soon as practicable thereafter, of the Company’s and Co-Registrant’s Registration Statement on Form S-4 initially filed with the Commission on January 2, 2026, together with all amendments and exhibits thereto (collectively, the “Registration Statement”).

The Registration Statement relates to the proposed business combination between the Company and the Co-Registrant. The Company and Co-Registrant no longer plan to pursue the proposed business combination and related transactions set forth in the Registration Statement at this time. Accordingly, the Company and the Co-Registrant will not proceed with the issuance of the securities that were the subject of the Registration Statement and request the withdrawal of the Registration Statement in its entirety.

The Registration Statement has not been declared effective by the Commission, and no securities have been sold or issued pursuant thereto. No proxy statement/prospectus contained in the Registration Statement has been distributed.

The Company and the Co-Registrant respectfully submit that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company further requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account, to be offset against the filing fee due for a subsequent registration statement or registration statements of the Company.

The Company and the Co-Registrant respectfully request the Commission’s confirmation of the withdrawal of the Registration Statement at its earliest convenience.

Very truly yours,

FACT II ACQUISITION CORP.

By:	/s/ Adam Gishen
Name:	Adam Gishen
Title:	Chief Executive Officer

PRECISION AEROSPACE & DEFENSE GROUP, INC.

By:	/s/ Brent Borden
Name:	Brent Borden
Title:	Chief Executive Officer

cc:	Brandon J. Bortner
Paul Hastings LLP
2050 M Street, NW
Washington, D.C. 20036
T: 202-551-1840
E: brandonbortner@paulhastings.com